Filed by: Pfizer Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Pfizer Inc.

Commission File No.: 333-188750

The following is the text of the website that is being maintained at http://www.zoetisexchange.com in connection with the offer by Pfizer Inc. (“Pfizer”) to exchange up to an aggregate of 400,985,000 shares of Class A common stock of Zoetis Inc., which are owned by Pfizer, for shares of common stock of Pfizer, as described in further detail in the Prospectus (as defined below).

http://www.zoetisexchange.com

Last Updated: May 31, 2013, 4:30 p.m., New York City time

Pfizer Investor Information

On May 22, 2013, Pfizer Inc. (“Pfizer”) commenced an offer to exchange (the “exchange offer”) up to 400,985,000 shares of Class A common stock (“Zoetis common stock”) of Zoetis Inc. (“Zoetis”) for outstanding shares of common stock of Pfizer (“Pfizer common stock”) validly tendered and not validly withdrawn, as described in further detail in the Prospectus, dated May 22, 2013 (the “Prospectus”).

Pursuant to the exchange offer, for each $100 of shares of Pfizer common stock accepted in the exchange offer, holders of Pfizer common stock will receive approximately $107.52 of shares of Zoetis common stock, subject to an upper limit of 0.9898 shares of Zoetis common stock per share of Pfizer common stock (the “upper limit”). The average value of the two stocks for purposes of calculating the exchange ratio will be determined by reference to the simple arithmetic average of the daily volume-weighted average prices (“VWAP”) of Pfizer common stock and Zoetis common stock on the New York Stock Exchange (the “NYSE”) during the three consecutive trading days ending on and including the expiration date of the exchange offer (the “Averaging Period”), which will be June 17, 18 and 19, 2013, unless the exchange offer is extended. The Averaging Period will not change, however, if the exchange offer is extended solely as a result of the automatic extension triggered by the upper limit.

Pfizer will provide on this website the daily VWAP of both Pfizer common stock and Zoetis common stock, together with an indicative exchange ratio and the upper limit and whether the upper limit is in effect, for each of the trading days that the exchange offer is open, except that no indicative exchange ratios will be provided for the first two days of the exchange offer period as such values require daily VWAP data for three trading days.

The exchange offer and withdrawal rights will expire at 12:00 midnight, New York City time, on June 19, 2013, unless the exchange offer is extended or terminated, except with respect to shares of Pfizer common stock held through certain Pfizer savings plans which cannot be withdrawn after 7:00 p.m. New York City time, on June 19, 2013 (unless extended). On the expiration date of the exchange offer, by 4:30 p.m., New York City time, Pfizer will announce on this website and by press release the final calculated per-share values and the final exchange ratio showing the number of shares of Zoetis common stock that will be exchanged for each share of Pfizer common stock accepted in the exchange offer and state whether the upper limit is in effect. If the upper limit is in effect at that time, then the exchange ratio will be fixed at the upper limit and the exchange offer will be automatically extended until 12:00 midnight, New York City time, on the second following trading day to permit stockholders to tender or withdraw their shares of Pfizer common stock during those days. Any changes in the price of the shares of Pfizer common stock or Zoetis common stock on these additional days of the exchange offer period will not, however, affect the exchange ratio.

If the exchange offer is oversubscribed and Pfizer cannot accept all tenders of Pfizer common stock at the exchange ratio, then all shares of Pfizer common stock that are validly tendered will generally be accepted for exchange on a pro rata basis in proportion to the number of shares tendered. We refer to this as “proration.” Stockholders who beneficially own “odd-lots” (less than 100 shares in the aggregate) of Pfizer common stock and who validly tender all their shares will not be subject to proration (other than participants who hold odd-lot shares as a participant in certain Pfizer savings plans), assuming such stockholders request such preferential treatment in the letter of transmittal.

The completion of the exchange offer is subject to certain conditions as specified in the Prospectus. Pfizer may waive any or all of the conditions to the exchange offer, subject to limited exceptions.

The information on this website is being provided solely in connection with the exchange offer and should not be used for any other purpose. You should refer to the Prospectus for additional information about the exchange offer. A copy of the Prospectus, forms of Notice of Guaranteed Delivery and a Notice of Withdrawal, a “Questions and Answers” document, the Pfizer press release announcing the exchange offer, and information for savings plan participants are available through the links below.

Date:	May 31, 2013

Pfizer Daily VWAP:	27.3821

Zoetis Daily VWAP:	31.9916

Indicative Exchange Ratio:	0.9269

Upper Limit:	0.9898

Upper Limit in Effect:	No

Table of Historical Indicative Calculated Per-Share Values

This table shows VWAPs and historical indicative calculated per-share values for shares of Pfizer common stock and shares of Zoetis common stock, and the corresponding indicative exchange ratio. On each date before the Averaging Period, the information in the table will be updated by 4:30 p.m., New York City time. On each day of the Averaging Period, the VWAPs, indicative calculated per-share values and the indicative exchange ratio will be updated at 10:30 a.m., 1:30 p.m. and 4:30 p.m., New York City time. This information will reflect a 30-minute reporting and upload delay. During each of those days, this table provides only the last previously provided indicative calculated per-share value with respect to that day. The final exchange ratio will be available by 4:30 p.m., New York City time, on the last day of the Averaging Period.

		PFE Common Stock		ZTS Common Stock		ZTS Common Stock

Day	Date	Daily VWAP	Indicative Calculated Per-Share Value	Daily VWAP	Indicative Calculated Per-Share Value	Indicative Exchange Ratio Showing Number of Shares of ZTS Common Stock to be Exchanged Per Share Tendered

1	May 22, 2013	29.4991	N/A*	33.2308	N/A*	N/A*

2	May 23, 2013	29.0949	N/A*	33.0526	N/A*	N/A*

3	May 24, 2013	28.9571	$ 29.1837	33.2915	$ 33.1916	0.9454

4	May 28, 2013	29.1329	$ 29.0616	33.9587	$ 33.4343	0.9346

5	May 29, 2013	28.3823	$ 28.8241	33.1356	$ 33.4619	0.9262

6	May 30, 2013	28.2700	$ 28.5951	32.3620	$ 33.1521	0.9275

7	May 31, 2013	27.3821	$ 28.0115	31.9916	$ 32.4964	0.9269

*No indicative calculated per-share values or indicative exchange ratios are provided for the first two days of the exchange offer period as such values require daily VWAP data for three trading days.

Bloomberg Screen Images of Pfizer and Zoetis VWAPs

The screen images below depict the daily VWAP on the New York Stock Exchange as published by Bloomberg L.P. on Bloomberg pages “PFE UN<Equity>AQR” and “ZTS UN<Equity>AQR.” Screen images used with the permission of Bloomberg L.P.

GRAB

PFE UN Equity | 98) Time Ranges | 99) Actions | 100) Feedback | Page 1/2 VWAP

09:30:10 05/31/13 - Price Filter - Calculation Bloomberg Definition

16:00:10 05/31/13 Vol Filter - Amount @ Part%

Calculation	VWAP	VWAP Volume	Value Traded	Trades	Avg Size	Std Dev
Bloomberg	27.3821	27,248,851	746.131MLN	9,018	3,022	0.257495
Custom	27.3821	27,248,851	746.131MLN	9,018	3,022	0.257495

1) Summary | 2) Top Trades (AQR) | 3) Price Chart (VAP) | 4) Price Table (TSM)

Trades With The Largest Impact   Spread / Price Ratio 0.000367

Date	Time	Volume	Price	Exch	Date	Time	Volume	Price	Exch
05/31	16:00:09	17,544,631	27.23 ↓	N	05/31	15:55:20	25,400	27.41	N
	09:30:10	417,645	28.18	N		15:58:27	24,379	27.32	N
	15:58:57	49,800	27.34	N		15:58:05	23,760	27.35	N
	15:58:08	39,900	27.34 ↓	N		15:59:38	22,400	27.28	N
	15:59:34	39,635	27.30	N		15:34:00	21,800	27.45	N
	15:59:45	38,296	27.29	N		15:59:34	21,900	27.29 ↓	N
	15:59:25	38,100	27.33	N		15:46:06	21,500	27.46	N
	15:59:18	37,074	27.34	N		15:55:27	20,580	27.42 ↓	N
	15:58:44	34,702	27.33 ↓	N		15:51:11	20,388	27.40 ↑	N
	15:59:58	33,200	27.24	N		11:05:26	18,200	27.90 ↓	N
	15:31:50	30,135	27.48	N		15:50:58	18,400	27.40	N
	15:59:45	30,274	27.29	N		15:59:42	18,400	27.30 ↑	N
	15:59:11	26,700	27.33	N		11:17:28	17,800	27.99	N
	15:11:37	25,410	27.45	N		11:59:07	17,900	27.71	N

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2013 Bloomberg Finance L.P.
SN 473892 H012-5638-0 31-May-13 16:07:11 EDT GMT-4:00

GRAB

ZTS UN Equity	98) Time Ranges	99) Actions	100) Feedback	Page 1/2 VWAP

09:30:16	05/31/13	Price Filter	-	Calculation	Bloomberg Definition	
16:00:25	05/31/13	Vol Filter	-	Amount		@ Part%

Calculation	VWAP	VWAP Volume	Value Traded	Trades	Avg Size	Std Dev
Bloomberg	31.9916	2,853,903	91.301MLN	2,353	1,213	0.039929
Custom	31.9916	2,853,903	91.301MLN	2,353	1,213	0.039929

1) Summary | 2) Top Trades (AQR) | 3) Price Chart (VAP) | 4) Price Table (TSM)

Trades With The Largest Impact — Spread / Price Ratio 0.000625

Date	Time	Volume	Price	Exch	Date	Time	Volume	Price	Exch
05/31	16:00:24	1,953,141	32.00 ↑	N	05/31	15:58:13	7,600	31.98 ↑	N
	15:59:31	26,000	32.00	N		15:58:35	7,400	32.00	N
	15:58:31	24,700	32.00 ↓	N		15:36:39	5,930	32.00	N
	15:59:28	22,200	32.00	N		15:59:27	5,700	32.00	N
	15:47:25	15,100	32.00	N		09:30:16	5,608	32.30 ↑	N
	12:22:05	12,500	31.85	N		15:11:26	5,100	32.00	N
	15:36:34	10,000	32.00 ↓	N		15:56:16	5,000	32.00 ↓	N
	15:56:01	9,900	32.00	N		15:59:54	5,000	31.98 ↓	N
	15:58:33	9,000	32.00	N		15:36:39	4,970	32.00 ↓	N
	15:58:17	8,600	32.00	N		15:45:53	4,600	32.00	N
	15:56:28	8,500	32.00	N		15:56:03	4,500	32.00	N
	15:56:03	8,419	32.00	N		15:45:00	4,300	32.00 ↑	N
	15:47:47	7,800	32.00	N		14:36:27	4,160	32.00	N
	15:58:33	7,753	31.99	N		15:55:11	3,900	32.00 ↓	N

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2013 Bloomberg Finance L.P.
SN 473892 H012-5638-0 31-May-13 16:07:42 EDT GMT-4:00

Other Related Information

Prospectus	Notice of Guaranteed Delivery	Notice of Withdrawal	Question and Answers	Press Release

Information for Savings Plan Participants

Savings Plan Information Guide	Notice to Savings Plan Participants	Exchange Offer Instruction Forms	Exchange Offer Withdrawal Form	Key Dates / Deadlines

Questions and requests for assistance or for additional copies of the Prospectus, the letter of transmittal and other exchange offer materials may be directed to the information agent for the exchange offer at the telephone numbers and address listed below. You may also contact your broker, dealer, commercial bank, trust company, custodian or other similar institution, as applicable, for assistance concerning the exchange offer.

Forward-Looking Statements

Statements in this communication relating to matters that are not historical facts are “forward-looking” statements, and reflect Zoetis’s and Pfizer’s current views with respect to, among other things, future events and performance. Forward-looking statements are generally identified by using words such as “anticipate,” “estimate,” “expect,” “intend,” “project,” “plan,” “predict,” “believe,” “seek,” “continue,” “outlook,” “may,” “might,” “should,” “can have,” “likely” or the negative version of these words or comparable words or by using future dates in connection with any discussion of future performance, actions or events. Forward-looking statements are not guarantees of future performance, actions or events. These matters involve risks and uncertainties as discussed in Pfizer’s and Zoetis’s periodic reports on Form 10-K and Form 10-Q, and current reports on Form 8-K, and the Prospectus, filed with the Securities and Exchange Commission (the “SEC”). Many factors could cause actual results to differ materially from Pfizer’s and Zoetis’s forward-looking statements. This communication also contains statements about the exchange offer. Many factors could cause actual results to differ materially from Pfizer’s or Zoetis’s forward-looking statements with respect to the exchange offer, including the parties’ ability to satisfy the conditions of the exchange offer, and risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Pfizer’s or Zoetis’s financial condition, results or operations or liquidity.

Forward-looking statements are subject to risks and uncertainties, many of which are beyond the control of Zoetis or Pfizer, and are potentially inaccurate assumptions. Investors should not put undue reliance on forward-looking statements. Forward-looking statements speak only as of the date on which they are made. Zoetis and Pfizer undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Investors should understand that it is not possible to predict or identify all such factors.

Additional Information and Where to Find It

Zoetis has filed with the SEC a registration statement on Form S-4 that includes the Prospectus. The Prospectus contains important information about the exchange offer, Pfizer, Zoetis and related matters, and Pfizer has delivered the Prospectus to holders of Pfizer common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION. None of Pfizer, Zoetis or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. This communication is for informational purposes only and is neither an offer to sell nor the solicitation of an offer to buy any securities or a recommendation as to whether investors should participate in the exchange offer. The offer will be made solely by the Prospectus.

Holders of Pfizer common stock may obtain the Prospectus, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Holders of Pfizer common stock may also obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that Pfizer and Zoetis file electronically with the SEC. The address of that website is http://www.sec.gov. Holders of Pfizer common stock may also obtain a copy of the Prospectus by clicking on the appropriate link on this website. Alternatively, Georgeson Inc., the information agent for the exchange offer, will upon request, arrange to send the Prospectus to holders of Pfizer common stock who call 1-866-628-6024 (toll-free in the United States), 1-800-223-2064 (toll-free for banks and brokers), 00800-3814-3814 (toll-free in Sweden), or +1-781-575-3340 (all others outside the U.S.).

Glossary of Terms

daily VWAP: VWAP for the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE), and ending at 4:00 p.m., New York city time (or such other time as is the official close of trading on the NYSE), except that such data will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time.

exchange ratio: The number of shares of Zoetis common stock that will be exchanged for each share of Pfizer common stock accepted in the exchange offer. The final exchange ratio will be available on this website and separately published by press release by 4:30 p.m., New York City time, on the expiration date of the exchange offer. In addition, the final exchange ratio may be obtained from the information agent, Georgeson Inc., at 1-866-628-6024 (toll-free in the United States), 1-800-223-2064 (toll-free banks and brokers), 00800-3814-3814 (toll-free in Sweden), or +1-781-575-3340 (all others outside the U.S.).

final calculated per-share value: The final per-share value of Pfizer common stock and the final per-share value of Zoetis common stock to be used for purposes of calculating the final exchange ratio, equal to the simple arithmetic average of the daily VWAP for Pfizer common stock and Zoetis common stock, as applicable, on the NYSE during the Averaging Period.

indicative calculated per-share value: During the exchange offer, this website will display indicative calculated per-share values for Pfizer common stock and Zoetis common stock. These indicative values are displayed to assist tendering stockholders in understanding how the number of shares of Zoetis common stock they would receive in the exchange offer will be calculated but are not indicative of the final exchange ratio.

From the third trading day until the first day of the Averaging Period, the indicative calculated per-share value of (1) Pfizer common stock published on this website will equal the average of the daily VWAP of Pfizer common stock on that day and each of two prior trading days, and (2) Zoetis common stock published on this website will equal the average of the daily VWAP of Zoetis common stock on that day and each of the two prior trading days. The data used to calculate such indicative calculated per-share values will not, however, be included in the calculation of the final calculated per-share value for either Pfizer common stock or Zoetis common stock. During the Averaging Period, the indicative calculated per-share values published on this website will equal (1) on the first day of the Averaging Period, the actual intra-day VWAP during the elapsed portion of the first day of the Averaging Period and (2) on the second day of the Averaging Period, the daily VWAP for the first day of the Averaging Period averaged with the actual intra-day VWAP during the elapsed portion of the second day of the Averaging Period; and (3) on the third day of the Averaging Period, the daily VWAP for the first and second days of the Averaging Period averaged with the actual intra-day VWAP for the elapsed portion of the third day of the Averaging Period. The data used to calculate such indicative calculated per-share values will be used in determining the final calculated per-share values.

intra-day VWAP: Intra-day VWAP means VWAP for the period beginning at the official open of trading on the NYSE and ending at a specified time in such day. Please note that the data used to derive the intra-day VWAP published on this website during the Averaging Period is subject to a 30 minute reporting and upload delay.

proration: If the exchange offer is oversubscribed and Pfizer cannot fulfill all tenders of Pfizer’s common stock at the exchange ratio, then all shares of Pfizer’s common stock that are validly tendered will generally be accepted for exchange on a pro rata basis in proportion to the number of shares tendered. We refer to this as “proration.” Stockholders (other than participants in certain Pfizer savings plans) who beneficially own “odd-lots” (that is, less than 100 shares of Pfizer common stock in the aggregate) and who validly tender all their shares will not be subject to proration, assuming such stockholders request such preferential treatment in the letter of transmittal. Proration for each tendering stockholder will be based on the number of shares of Pfizer common stock tendered by that stockholder in the exchange offer, and not on that stockholder’s aggregate ownership of Pfizer common stock.

VWAP: The “volume-weighted average price” per share of the applicable stock on the NYSE during the period specified, as obtained from Bloomberg L.P.

The information agent for the exchange offer is:

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

1-866-628-6024 (toll-free in the United States)

1-800- 223-2064 (toll-free for banks and brokers)

00800-3814-3814 (toll-free in Sweden)

+1-781-575-3340 (all others outside the U.S.)